UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Redemption of “Non-dilutive” Preferred Securities Issued by Subsidiary

Tokyo, May 16, 2011 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that its Board of Directors today resolved to approve the redemption of preferred securities (“Non-dilutive Preferred Securities”) issued by an overseas special purpose company, which is subsidiary of MUFG, in full as stated below.

1.	Summary of Non-dilutive Preferred Securities to be Redeemed

Issuer	MUFG Capital Finance 3 Limited
Type of Security	Japanese Yen-denominated non-cumulative perpetual preferred securities

The Non-dilutive Preferred Securities rank, as to rights to a liquidation preference, effectively pari passu with the preferred shares issued by MUFG which rank most senior in priority of payment as to liquidation distribution.

Maturity	Perpetual Provided, that the issuer may, at its discretion, redeem all or part of the Non-dilutive Preferred Securities on a dividend payment date in July 2011 or thereafter.

Dividends	Dividend Rate 2.68% per annum (Fixed rate until July 2016) Floating rate after July 2016

Issue Amount	JPY 120 billion

Issue Date	March 17, 2006

Redemption Amount	JPY 120 billion

Redemption Price	JPY 10 million per preferred security (equal to the issue price)

2.	Scheduled Redemption Date

July 25, 2011

*    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

This press release has been prepared for the purpose of publicly announcing MUFG’s plan to redeem the Non-dilutive Preferred Securities and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the preferred securities in any state in the United States. This press release contains forward-looking statements regarding the current plans of MUFG. Actual results may differ materially from the plans described in this press release as a result of various factors. MUFG does not undertake any obligation to update the forward-looking statements.